Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated February 23, 2024, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
CymaBay Therapeutics, Inc.
at
$32.50 Net Per Share
Pursuant to the Offer to Purchase dated February 23, 2024
by
Pacific Merger Sub, Inc.
a wholly owned subsidiary of
Gilead Sciences, Inc.

Pacific Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”), at a price per Share of $32.50, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of February 23, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 11, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Gilead and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation and a wholly owned subsidiary of Gilead (such merger, the “Merger”). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Gilead, Purchaser or any other direct or indirect wholly-owned subsidiary of Gilead, (iii) any Shares irrevocably accepted for payment by Purchaser pursuant to the Offer (each of (i), (ii) and (iii) will be cancelled and no consideration will be delivered in exchange therefor) and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly owned by Gilead. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 21, 2024 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)     the Minimum Tender Condition (as defined in the Offer to Purchase and described below);

(ii)    the HSR Condition (as defined in the Offer to Purchase and described below); and

(iii)   the Governmental Impediment Condition (as defined in the Offer to Purchase and described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Purchaser and its affiliates (as such term is defined in Section 251(h)(6) of the DGCL), but excluding any Shares tendered in the Offer that have not yet been “received” (as such term is defined in Section 251(h)(6) of the DGCL) by the Depositary, represent one more Share than 50% of the total number of Shares outstanding at the time the Offer expires, including all Shares that become outstanding as a result of the “cashless exercise” of warrants to purchase the Shares. The HSR Condition requires that the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, shall have expired or been terminated and, if Gilead and the Company have entered into an agreement with any governmental body regarding the timing of the consummation of the Offer, that agreement shall permit such consummation. The Governmental Impediment Condition requires that there shall not have been issued by any governmental body of competent jurisdiction in any jurisdiction in which Gilead or the Company has material business operations, and remain in effect, any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or subsequent integration, nor shall any legal requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Gilead or the Company has material business operations  which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or subsequent integration. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Company board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) adopted resolutions approving and declaring the advisability of the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) adopted resolutions recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the Company board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required to extend the Offer and in which Gilead is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that Purchaser shall (and Gilead shall cause Purchaser to) extend the Offer (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Gilead and has been waived), for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied and (ii) from time to time for any period required by any legal requirement, any interpretation or position of the SEC or its staff or the NASDAQ Stock Market LLC or its staff applicable to the Offer. Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond August 12, 2024 (such date, including as it may be extended pursuant to the terms of the Merger Agreement, the “End Date”) or the earlier termination of the Merger Agreement, and in no event will Purchaser be permitted to extend the Offer beyond the End Date or the earlier termination of the Merger Agreement without the Company’s prior written consent.

The purpose of the Offer and the Merger is for Gilead and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Gilead and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of and obtain payment in cash for the “fair value” of that stockholder’s Shares.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the amount of cash constituting the Offer Price, (ii) waive any Offer Condition (to the extent permitted under the Merger Agreement and applicable Legal Requirements (as defined in the Merger Agreement)) and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of the Company, Gilead and Purchaser are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (provided that nothing in the Merger Agreement shall limit the ability of Gilead and Purchaser to increase the cash consideration payable in the Offer), (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of applicable SEC rules and regulations.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in respect of Shares tendered by book-entry transfer through DTC, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Book-Entry Confirmations with respect to Shares or Letters of Transmittal are actually received by the Depositary.

Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 22, 2024, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Gilead, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and securities position listings for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9 (which contains the recommendation of the Company board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Gilead will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (877) 456-3507
Banks and Brokers may call collect: (212) 750-5833

February 23, 2024

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